ONE BATESVILLE BOULEVARD
BATESVILLE, INDIANA 47006

January 5, 2016

Via EDGAR

Mr. W. John Cash
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:     Hillenbrand, Inc.
Form 10-K for Fiscal Year Ended September 30, 2015
Filed November 18, 2015
File No. 1-33794

Dear Mr. Cash:

The following is in response to your letter dated December 23, 2015 and comment pertaining to our Form 10-K filing for the fiscal year ended September 30, 2015.

Form 10-K for Fiscal Year Ended September 30, 2015

Non-GAAP Operating Performance Measures, page 30

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We note your tabular presentation of amounts presented on a non-GAAP basis. Your presentation represents nearly a full non-GAAP income statement for every year presented. We further note your disclosure omits the reasons why management believes the presentation provides useful information to investors and the purposes for which management uses the non-GAAP measures presented. Please refer to Item 10(e)(1)(i) of Regulation S-K and also Question 102.10 of the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. It appears you should remove the tabular presentation from your future filings or otherwise explain to us why you believe it is appropriate to include in your filings.

Response:
After evaluating the Staff’s comment as well as the trend of management becoming less focused from an internal performance measurement perspective on those Non-GAAP items presented in the table on page 30, we will remove the tabular presentation prospectively beginning in the first quarter of 2016.

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The Company acknowledges that:

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•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions pertaining to the foregoing, please feel free to contact me at (812) 931-5054, or Eric Teegarden, Chief Accounting Officer, at (812) 931-5046.

Sincerely,

/s/ Kristina A. Cerniglia

Kristina A. Cerniglia
Chief Financial Officer

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